JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-[illegible]

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02042395

26th June 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

02 JUL -5 AM 10: 27

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 26th June 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Purchase of Own Securities
Released	11:55 26 Jun 2002
Number	7787X

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	26th June 2002
Total number of shares repurchased:	46,200 shares
Price paid per share:	US$5.95

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

26th June 2002

www.jardines.com

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Securities and Exchange Commission File No. 82-2965

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

25th June 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

02 JUL -5 AM 10:27

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase
- Disclosure of Interest - Substantial Shareholder

We enclose for your information a notification dated 25th June 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

[Cng/Subshlder/jmh/2k20625/p3]

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Share Repurchase etc
Released	12:18 25 Jun 2002
Number	7179X

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

1. SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	25th June 2002
Total number of shares repurchased:	82,400 shares
Price paid per share:	US$5.95

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

2. DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

Following the repurchase by JMH of its ordinary shares in the market and the completion of the cancellation in due course by JMH of the relevant repurchased shares, the interest of Jardine Strategic Holdings Limited ("JSH") in JMH will increase from 51.997% to 52.00%. JSH's interest is made up as follows:-

	No. of shares	%
JSH	212,214,132	33.78
Jardine Securities Limited	100,460,881	15.99
Clare Investment and Trustee Company Limited	14,061,559	2.24
Total Holding	**326,736,572**	**52.00**

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

25th June 2002

www.jardines.com

END

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